April 20, 2016

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Road Marshall, Inc.

Form S-1/A

Filed April 4, 2016

File No. 333-208472

To the men and women of the SEC:

On behalf of Road Marshall, Inc., (“we”, “us”, or the “Company”), are responding to comments issued verbally to the Company on April 19, 2016 addressed to Mr. Engchoon Peh, the Company’s Chief Executive Officer, with respect to the Company’s filing of its S-1/A on April 4, 2016.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

SEC Comment(s) /Analysis

Risk Factors, page 5

1. Please add a risk factor addressing the status of the Company as a going concern.

COMPANY RESPONSE

We have added the following risk factor on page 7:

“Due to the Company operating as a going concern, and there is a possibility that we may never be profitable, there is the possibility that you may lose all or part of your investment.

The Company’s financial statements are prepared using accounting principles generally accepted in the United States of America applicable to a going concern that contemplates the realization of assets and liquidation of liabilities in the normal course of business.

The Company demonstrates adverse conditions that raise substantial doubt about the Company's ability to continue as a going concern for one year following the issuance of these financial statements. These adverse conditions are negative financial trends, specifically operating loss, working capital deficiency, negative cash flow from operating activities, and other adverse key financial ratios.

The Company has not established any source of revenue to cover its operating costs. Management plans to fund operating expenses with related party contributions to capital. There is no assurance that management's plan will be successful.

Due to the Company operating as a going concern, and there is a possibility that we may never be profitable, there is the possibility that you may lose all or part of your investment."

Directors and Executive Officers and Corporate Governance, page 23

2. Please revise the biographical information for Mr. Guojin Bai to discuss the specific experience, qualifications, attributes or skills that led to the conclusion that he should serve as a Chief Technology Officer and Director for your company. Refer to Item 401(e) of Regulation S-K.

COMPANY RESPONSE

We have amended the biography of Mr. Guojin Bai accordingly. Please see page 23.

*We are not requesting acceleration but do acknowledge the following:

-Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: April 20, 2016

/s/ Engchoon Peh

Engchoon Peh

Chief Executive Officer